Management's Report to the Shareholders

The accompanying consolidated financial statements, management's discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management's discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company.  The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the independent auditors' report and the management's discussion and analysis.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements and management discussion and analysis for presentation to the shareholders.  The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP.  Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements of the Company.

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 30, 2004

COMMENTS BY AUDITORS ON CANADA -- U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements.  Our report to the Shareholders, dated January 30, 2004, is expressed in accordance with Canadian reporting standards, which does not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
January 30, 2004

Consolidated Balance Sheets

At December 31 ($000)	2003	2002

ASSETS
Current
Cash	$ 19,008	$ 25,068
Accounts receivable	248,904	201,675
Inventories	303,048	329,415
Prepaid expenses and other assets	5,028	6,077
Income taxes recoverable	5,912	1,306
Discontinued operations (Note 3d)	1,107	-

	583,007	563,541

Property, Plant and Equipment (Note 5)	184,929	110,512
Assets Held for Sale (Note 3d)	1,622	-
Deferred Financing Charges (Note 17)	3,547	4,962
Goodwill (Note 3)	4,216	2,709
Future Income Tax Assets (Note 10)	10,458	10,698
Other Assets (Note 6)	2,840	3,172

	$790,619	$695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 7)	$ 78,093	$ 21,141
Accounts payable and accrued liabilities	217,173	188,585
Income taxes payable	11,729	2,487
Discontinued operations (Note 3d)	2,729	-

	309,724	212,213
Long-Term Debt (Note 8 and 17)	179,402	212,602
Pensions and Benefits (Note 14)	11,542	9,590
Future Income Tax Liabilities (Note 10)	6,109	8,749

	506,777	443,154

Contingencies and Commitments (Note 15)
Shareholders' Equity
Preferred shares (Note 11 and 17)	30,000	30,000
Shareholders' equity (Note 11)	253,842	222,440

	283,842	252,440

	$790,619	$695,594

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) A.C. Thorsteinson

Director	Director

Consolidated Statements of Earnings and Retained Earnings

For the Years Ended December 31
($000 except per share data)	2003	2002	2001

Revenues	$1,517,090	$1,403,275	$1,402,509
Cost of sales and operating expenses	1,456,059	1,332,864	1,351,888

Earnings before the following	61,031	70,411	50,621
Restructuring costs (Note 3b)	3,583	2,749	2,400
Foreign exchange (gain) loss (Note 12)	(348)	(261)	1,383
Goodwill impairment (Note 3c)	2,410	-	-
Debt repurchase costs	-	-	391
Interest expense -- net (Note 9)	22,800	20,324	23,017
Loss on sale of business (Note 4)	-	-	6,000
Acquisition costs (Note 3)	-	-	1,688

Earnings before income taxes	32,586	47,599	15,742
Provision for income taxes (Note 10)	(13,299)	(18,363)	(7,134)

Earnings from continuing operations	19,287	29,236	8,608
Loss from discontinued operations (Note 3d)	(788)	-	-
Net earnings for the year	18,499	29,236	8,608

Retained Earnings --

Dividends on preferred shares	(2,250)	(2,250)	(2,250)

Earnings available to common shareholders	16,249	26,986	6,358

Dividends on common shares	(11,605)	(6,466)	(7,596)
Retained earnings, beginning of the year	105,858	100,461	101,699
Goodwill impairment (Note 2)	-	(15,123)	-

Retained earnings, end of the year (Note 11)	$ 110,502	$ 105,858	$ 100,461

Basic earnings per common share
-- continuing operations	$ 0.43	$ 0.71	$ 0.17

Basic earnings per common share	$ 0.41	$ 0.71	$ 0.17

Diluted earnings per common share
-- continuing operations	$ 0.41	$ 0.68	$ 0.17

Diluted earnings per common share	$ 0.39	$ 0.68	$ 0.17

Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	2003	2002	2001

Operating activities
Earnings from continuing operations	$ 19,287	$ 29,236	$ 8,608
Depreciation and amortization	16,502	15,192	14,663
Future income taxes	(464)	8,708	3,503
Loss (gain) on sale of fixed assets	(89)	26	(113)
Restructuring costs	3,162	2,749	2,400
Stock-based compensation	217	-	-
Goodwill impairment	2,410	-	-
Foreign exchange (gain) loss	-	(261)	1,093
Debt repurchase costs	-	-	391
Loss on sale of business	-	-	6,000
Acquisition costs	-	-	1,688

Cash from operating activities before working capital	41,025	55,650	38,233

Changes in non-cash working capital items
Accounts receivable	18,193	(210)	69,182
Inventories	91,439	(55,841)	36,772
Accounts payable and accrued liabilities	(12,669)	23,926	(46,328)
Current income taxes	11,719	3,919	(4,397)
Other	2,571	(923)	(323)

Change in non-cash working capital	111,253	(29,129)	54,906

Cash from operating activities	152,278	26,521	93,139

Financing activities
Increase (decrease) in bank borrowing	56,952	21,141	(38,441)
Repayment of debt assumed	(99,262)	-	-
Dividends on common shares	(11,605)	(6,466)	(7,596)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Repurchase of long-term debt	-	-	(14,808)
Issue of common shares (Note 11)	5,663	253	-
Deferred financing costs	(77)	(14)	(29)

Cash from (used in) financing activities	(50,579)	12,664	(63,124)

Investing activities
Purchase of fixed assets	(34,879)	(12,768)	(8,152)
Proceeds on sale of fixed assets	1,804	2,328	255
Purchase of businesses (Note 3)	(70,359)	(21,406)	(25,288)
Proceeds on sale of businesses (Note 4)	-	-	10,397
Other	(4,628)	578	1,001

Cash used in investing activities	(108,062)	(31,268)	(21,787)

Discontinued operations
Operating activities	(788)	-	-
Investing activities	1,091	-	-

Cash from discontinued operations	303	-	-

Increase (decrease) in cash	(6,060)	7,917	8,228
Cash, beginning of the year	25,068	17,151	8,923

Cash, end of the year	$ 19,008	$ 25,068	$ 17,151

Notes to the Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

a)	Principles of consolidation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company.  The reporting currency is Canadian dollars unless otherwise noted.  All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 16.

b)	Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c)	Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost.  Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives.  The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment and over the lease term for leasehold improvements.  Depreciation expense was $15,312,000 in 2003 (2002: $13,973,000; 2001: $12,993,000).

d)	Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized over the period of the related financing.  Deferred financing charges are recorded at cost less accumulated amortization.  Amortization of deferred financing charges was $1,190,000 in 2003 (2002: $1,219,000; 2001: $1,243,000).

e)	Goodwill and amortization

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired.  Goodwill on acquisitions subsequent to July 1, 2001 is not amortized but is subject to an annual permanent impairment test (see Note 3).  Goodwill on acquisitions prior to July 1, 2001 was amortized on a straight-line basis over a period not exceeding 40 years or written down when there has been a permanent impairment in value.  Effective January 1, 2002 all goodwill ceased to be amortized and is subject to an annual permanent impairment test.  Amortization recorded in 2001 was $427,000.

f)	Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered.  Aggregate gains and losses are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach.  The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g)	Income taxes

The Company uses the liability method of income tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h)	Foreign currency translation

The accounts of foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date.  For 2003, the U.S. dollar published exchange rate was 1.2924 (2002: 1.5796).  Revenues and expenses are translated at the average rate of exchange for the year.  For 2003, the U.S. dollar published average exchange rate was 1.4010 (2002: 1.5703; 2001: 1.5489).  The resulting gains or losses are accumulated as a separate component of shareholders' equity.

Effective January 1, 2001, the Company adopted the Canadian accounting standards on foreign currency translation and accordingly, exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 12).  Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the separate component of shareholders' equity.

i)	Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding.  The weighted average number of common shares for 2003 was 40,021,479 (2002: 38,024,034; 2001: 37,981,501).

j)	Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based payments.  Prior to 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method.  Pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used since January 1, 2001 (see Note 11).

k)	Revenue recognition

Revenue is recognized when the goods are shipped to the customer when collection is reasonably assured.  Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

l)	Derivative financial instruments

The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows.  Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income.  Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

m)	Cash

Cash includes short-term investments with a maturity of less than 30 days.

n)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  In particular, inventories, accounts receivable, other contingencies and assigned values on net assets acquired represent management's best estimates.  Actual results could differ from these estimates.

2.	Change in Accounting Policies

a)

In the fourth quarter of 2003, the Company prospectively adopted effective January 1, 2003 the fair value method of accounting for employee stock-based payments issued after that date.  The impact of the adoption of this standard for the year ended December 31, 2003 resulted in additional compensation expense of $217,000.  If this standard had been adopted prior to the release of the quarterly statements the effect on the first, second and third quarters would have been an increase in compensation expense of $48,000, $53,000 and $55,000 respectively.  The Company has not restated its quarterly results.  For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2001.  As required by the transitional provisions of the standard, pro forma net income and earnings per share information has been provided as if the fair value-based accounting method had been used since January 1, 2001 for options issued prior to January 1, 2003 (see Note 11).

b)

Effective May 1, 2003, the Company adopted the new accounting standard for Long-Lived Assets and Discontinued Operations.  This standard, along with emerging issues abstracts EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition (see Note 3).

c)

In 2003, the Company also adopted the new standard on financial statement presentation and new accounting guideline on disclosure of guarantees.  The implementation of these standards did not have a material effect on the Company's results of operations, financial position or cash flows.

d)

Effective January 1, 2002, the Company adopted the provisions of the Canadian accounting standard for goodwill and other intangibles.  Under this standard, goodwill is no longer amortized but is subject to an impairment test at least annually.  As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002.  The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to retained earnings at January 1, 2002.

The following table presents the impact on comparative net earnings and earnings per share had the new standard been in effect January 1, 2001.

($000 except per share data)	2003	2002	2001

Net earnings as reported	$ 18,499	$ 29,236	$ 8,608
Goodwill amortization	-	-	427

Net income adjusted	$ 18,499	$ 29,236	$ 9,035

Basic earnings per share - as reported	$ 0.41	$ 0.71	$ 0.17
Basic earnings per share - adjusted	$ 0.41	$ 0.71	$ 0.18

e)

Effective July 1, 2001, the Company adopted the accounting standard for business combinations.  The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 (see Note 3) and as required by the standard's transitional provisions the goodwill generated from these acquisitions was not amortized.

f)

Effective January 1, 2001, the Company adopted the Canadian accounting standards for earnings per share and foreign currency translation.  Under the earnings per share standard, the treasury stock method is used for determining the dilutive effect of stock options issued.  Under the accounting standard for foreign currency translation, foreign exchange gains and losses on long-term debt are no longer deferred and amortized.  The implementation of these standards does not have a material effect on the Company's results of operations, financial position or cash flows.

3.	Business Acquisitions

a)

On July 3, 2003, the Company successfully completed its offers to purchase Acier Leroux inc.  Acier Leroux is a service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces.  Acier Leroux Class A multiple voting shares validly tendered under the offer represented 99.52% of the issued and outstanding Class A shares.  Acier Leroux Class B subordinate voting shares validly tendered under the offer represented 97.53% of the issued and outstanding Class B shares.  Acier Leroux debentures validly tendered under the offer represented 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures.  The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for debentures tendered under the offer.  In addition the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which has been accrued as a transaction cost.

On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec), acquired the remaining shares of Acier Leroux for $1,190,000 in cash.  On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash.  This acquisition was intended to strengthen the existing Bahcall operations in Wisconsin and led to the restructuring of these operations.  Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill.  Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash.

Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million.  The acquisition was made to strengthen the B.C. Region and led to the restructuring of the B.C. service center operations.  Costs of $1.2 million associated with the restructuring of the A. J. Forsyth locations were included in goodwill on acquisition, which totaled $7.6 million.

Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.  Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta distributor of oil country tubular goods, additional amounts under an earnout based on results may be paid over five years and will be incremental to goodwill.  The additional amount related to 2003 is $nil (2002: $nil; 2001: $102,000).

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

Net assets acquired, at assigned values at acquisition dates:

($000)	2003	2002	2001

Accounts receivable	$ 74,483	$ 4,110	$ 12,323
Inventories	82,880	8,567	15,945
Fixed assets	60,769	6,273	16,693
Other assets	2,122	54	510
Goodwill	4,216	2,680	8,321

Total assets -- continuing operations	224,470	21,684	53,792
Accounts payable and accrued liabilities	(44,778)	(346)	(8,203)
Accrued pension and benefit liability	(1,380)	-	-
Future income taxes	11,278	68	(3,181)

Net identifiable assets -- continuing operations	189,590	21,406	42,408
Discontinued operations	8,010	-	-
Debt assumed, net of cash	(123,956)	-	(17,120)

Net assets acquired	$ 73,644	$ 21,406	$ 25,288

Consideration:
Cash	$ 50,137	$ 21,406	$ 25,288
Russel Metals common shares	19,969	-	-
Transaction costs, net of taxes	3,538	-	-

$ 73,644	$ 21,406	$ 25,288

The preliminary net assets acquired in the Leroux transaction include certain contingencies and estimates such as the expected proceeds on disposition of certain Leroux assets.  The purchase price allocation is expected to be final in the second quarter of 2004.

The goodwill for 2003 and 2002 has been allocated to the service center segment and for 2001 $7.6 million was allocated to the service center segment with the balance in energy.  The tax-deductible portion of goodwill is $nil (2002: $2.7 million; 2001: $0.8 million).  Cash included in debt assumed was $2.7 million (2001: $nil).

In May 2001, the Company announced that it had been unsuccessful in finalizing an agreement for the acquisition of a U.S. service center operation.  The due diligence process and legal expenses resulted in a write-off of costs of $1.7 million.

b)	Restructuring

In 2003, a restructuring charge of $3.6 million was recorded relating to the severance, employee benefits and termination costs of the closure of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  These costs primarily relate to the closure of the Russel Metals' Lachine, Quebec location.  These costs also relate to employee related charges in the Atlantic and Ontario regions.  Operations ceased at Lachine on December 31, 2003, at which time the building was being readied for sale.  The continuity of the restructuring provision is as follows:

($000)	2003

Special	Contract
Termination	Termination
Costs	Costs	Other	Total

Restructuring charged in the year	$ 327	$ 2,507	$ 749	$ 3,583
Cash payments	(99)	(105)	(217)	(421)

Balance at end of year	$ 228	$ 2,402	$ 532	$ 3,162

In 2002, costs of restructuring the Bahcall locations, including the closure of the Waukeshau location and employee terminations, of $3.1 million were charged to income.

In 2001, the costs of restructuring the Russel Metals B.C. locations of $2.4 million were charged to income.  During 2002, $0.4 million of this provision, not required for restructuring, was included in income.

($000)	2002	2001

Restructuring - Russel Metals B.C. operations	$ (392)	$ 2,400
Restructuring - Bahcall operations	3,141	-

Restructuring costs	$ 2,749	$ 2,400

As at December 31, 2003, the remaining balance in these reserves was $0.7 million (2002: $3.9 million).

c)	Goodwill Impairment

The Company completed its annual goodwill impairment test during the fourth quarter of 2003.  This evaluation concluded that the fair value associated with the service center segment's Williams Bahcall operation could not support the carrying value of the goodwill and accordingly the Company recorded a goodwill impairment charge of $2.4 million.

d)	Discontinued Operations

As part of the acquisition of Acier Leroux, the Company adopted a formal plan to dispose of their U.S. operations.  At December 31, 2003, all of these operations have been divested except a service center in Plattsburgh, New York.  This service center and certain other Leroux assets are expected to be disposed of in the next year and consequently have been included in discontinued operations.  The revenue generated by the service center since acquisition was $3.3 million.

4.	Divestitures

Divestitures include the sale of the inventory and fixed assets of Total Distributors, the Company's Tulsa-based energy sector operation for cash of $9.6 million on June 15, 2001.  This sale resulted in a loss on sale of business of $6.0 million.

5.	Property, Plant and Equipment

($000)	2003	2002

Cost	Net	Cost	Net

Land and buildings	$ 139,850	$ 106,460	$ 73,983	$ 43,008
Machinery and equipment	179,548	68,140	163,044	56,686
Leasehold improvements	25,454	10,329	25,777	10,818

$ 344,852	$ 184,929	$ 262,804	$ 110,512

6.	Other Assets

Other assets included a demand loan to an officer at interest rates prescribed by tax authorities for the purchase of Company shares in the amount of $nil (2002: $710,820).  This loan was repaid in its entirety in February 2003.

7.	Revolving Credit Facilities

The Company has a credit facility with a syndicate of banks, which provides a line of credit to a maximum of $253.8 million, including letters of credit.  The Company has extended the facility to June 19, 2005. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2003.  The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company's operations.  At December 31, 2003, the Company had borrowings of $79.0 million (2002: $5.8 million) and letters of credit of $25.8 million (2002: $8.0 million) under this facility.

In addition, certain U.S. subsidiaries of the Company have their own credit facility.  The maximum borrowing under this facility is US $35.0 million.  At December 31, 2003, these subsidiaries had no borrowings (2002: US $11.8 million) and letters of credit of US $9.4 million (2002: US $5.6 million) under this facility.

8.	Long-Term Debt

($000)	2003	2002

10% Senior Notes US $115.6 million
due June 1, 2009	$149,402	$182,602
8% Subordinated Debentures due June 15, 2006	30,000	30,000

$179,402	$212,602

a)	10% Senior Notes

During 2003 and 2002, US $69.4 million of these are notes of Russel Metals Inc., legal entity, and have been designated as a hedge of the Company's net investment in foreign subsidiaries.  The remaining US $46.2 million are notes of RMI USA LLC, a U.S. subsidiary of Russel Metals Inc.

The notes are redeemable, as units, in whole or in part, at the joint option of the Company and the U.S. Subsidiary, on or after June 1, 2004 at 105% of the principal amount declining rateably to 100% of the principal amount on or after June 1, 2007.  In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes.  The notes contain certain restrictions on the payment of common share dividends.

During the year ended December 31, 2001, the Company repurchased US $9.4 million of the 10% Senior Notes for US $9.4 million in cash.

b)	8% Subordinated Debentures

The 8% Subordinated Debentures, which are unsecured and mature in June 2006, are redeemable at face value subject to certain conditions being met.

9.	Interest expense

($000)	2003	2002	2001

Interest on long-term debt	$18,839	$20,550	$21,396
Other interest expense (income)	3,961	(226)	1,621

$22,800	$20,324	$23,017

Total interest paid by the Company in 2003 was $21,746,000 (2002: $20,298,000; 2001: $23,272,000).

10.	Income taxes

a)	The non-current future income tax balances consist of:

($000)	2003	2002
Future income tax assets
Tax benefits of loss carryforwards	$ 8,820	$ 8,988
Plant and equipment	198	1,677
Pensions and benefits	974	988
Other timing	3,294	3,362

Gross future income tax assets	13,286	15,015
Valuation allowance	(2,828)	(4,317)

Total future income tax assets	10,458	10,698

Future income tax liabilities
Plant and equipment	(6,650)	(5,930)
Pension and benefits	2,608	2,174
Other timing	1,117	(8,028)
Unrealized foreign exchange charged to equity	(3,184)	3,035

Total future income tax liabilities	(6,109)	(8,749)

Net future income taxes	$ 4,349	$ 1,949

b)	The Company's effective income tax rate is derived as follows:

($000)	2003	2002	2001

Average combined statutory rate	37.0%	39.0%	41.9%
Statutory tax rate changes	2.8%	-	(2.4)%
Large Corporation Tax	0.6%	0.5%	2.8%
Rate difference of U.S. companies	-	(1.1)%	4.1%
Other	0.4%	0.2%	(1.1)%

Average effective tax rate	40.8%	38.6%	45.3%

c)	The details of the income tax provision are as follows:

($000)	2003	2002	2001

Current provision	$13,763	$ 9,655	$ 3,631
Future provision	(1,364)	8,708	3,881
Statutory rate adjustments	900	-	(378)

$13,299	$18,363	$ 7,134

d)	Income taxes paid in 2003 were $7,777,000 (2002: $5,942,000; 2001: $2,058,000).

e)	The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount

2005	$ 195
2006	651
2007	838
2008	585
2009	4
2010	1,013

In addition, the Company has recorded a valuation allowance for timing differences of approximately $4.8 million (2002: $7.7 million).

11.	Shareholders' Equity

a)	The components of shareholders' equity are as follows:

($000)	2003	2002

Common shares	$147,981	$122,324
Retained earnings	110,502	105,858
Contributed surplus	192	-
Cumulative translation adjustment	(4,833)	(5,742)

$253,842	$222,440

b)	At December 31, 2003, the authorized share capital of the Company consists of:

(i)	an unlimited number of common shares without nominal or par value;
(ii)	an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and
(iii)	an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Company has 1,200,000 cumulative, redeemable Class II preferred shares, Series C with annual cash dividends of $1.875 per share payable in quarterly instalments authorized, issued and outstanding as of December 31, 2003 and 2002.  This series of Class II preferred shares is non-voting and is redeemable at a price of $25 per share without condition.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

c)	The number of common shares issued and outstanding at December 31 was as follows:

Number of	Amount
Shares	($000)

Balance, December 31, 2001	37,981,501	$122,071
Stock options exercised	75,500	253

Balance December 31, 2002	38,057,001	122,324
Shares issued -- Acier Leroux acquisition	3,546,874	19,969
Stock options exercised	1,419,567	5,688
Shares cancelled	(100)	-

Balance, December 31, 2003	43,023,342	$147,981

d)

The Company has a shareholder approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company.  The number of common shares that may be issued under the share option plan is 4,500,000.  The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately.  The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

Weighted Average
Number of Options	Exercise Price
2003	2002	2003	2002

Balance, beginning of the year	2,682,100	2,293,600	$3.94	$3.97
Granted	795,000	604,000	5.22	3.87
Exercised	(1,419,567)	(75,500)	3.99	3.35
Expired	(26,400)	(140,000)	4.30	4.54

Balance, end of the year	2,031,133	2,682,100	$4.40	$3.94

Exercisable	795,922	1,651,600	$4.46	$4.21

The outstanding options at December 31, 2003 have exercise prices ranging from $5.50 - $6.00 (87,000 options); $3.50 - $5.49 (484,600 options) and $3.00 - $3.49 (1,459,533 options).  In 2002, the exercise price of the options ranged from $3.00 to $6.375.  The options expire in the years 2005 to 2012 and have a weighted average remaining contractual life of 7.1 years (2002: 7.7 years).

On January 1, 2003, the Company adopted the fair value-based method of accounting for stock-based compensation.  Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value-based method.

As required by the standard, disclosure of pro forma net earnings and earnings per share, as calculated under the fair value-based method as if this method had been adopted since January 1, 2001 is as follows:

($000 except per share data)	2003	2002	2001

Net earnings -- as reported	$ 18,499	$ 29,236	$ 8,608
Additional compensation expense	(496)	(764)	(901)

Net earnings	$ 18,003	$ 28,472	$ 7,707

Basic earnings per common share	$ 0.39	$ 0.69	$ 0.14
Diluted earnings per common share	$ 0.38	$ 0.66	$ 0.14

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

2003	2002	2001

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	34.6%	39.6%	41.8%
Expected life	7 yrs	7 yrs	10 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$1.30	$1.09	$0.91

e)	Diluted share amounts were computed as follows:

2003	2002	2001

Weighted average shares outstanding	40,021,479	38,024,034	37,981,501
Shares assumed issued - options	1,981,324	1,948,942	461,667

Diluted weighted average shares outstanding	42,002,803	39,972,976	38,443,168

12.	Financial Instruments

a)	Fair value

The fair value of long-term debt as at December 31, 2003 and 2002 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2003	2002

Long-term debt
Carrying amount	$179,402	$212,602
Fair value	187,912	219,032

As at December 31, 2003 and 2002, the estimated fair value of financial assets, liabilities and off balance sheet instruments approximates their carrying values.

b)	Credit risk

The Company, in the normal course of business, is exposed to credit risk from its customers.  This risk is mitigated by the fact that its customer base is geographically diverse and in different industries.  The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts.  The Company mitigates this risk by entering into forward contracts with Canadian chartered banks only.

c)	Interest rate risk

The Company is not exposed to significant interest rate risk.  The Company's long-term debt is at fixed rates.  The Company's bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

d)	Foreign exchange risk

The Company uses foreign exchange contracts to manage foreign exchange risk on certain future committed cash outflows.  As at December 31, 2003, the Company had outstanding forward foreign exchange contracts in the amounts of US $15.3 million (2002: US $3.0 million) and € 1.825 million (2002:  € nil).  The foreign exchange gain included in 2003 net earnings from continuing operations was $881,000 (2002 loss: $560,000; 2001 loss: $190,000).

The Company has designated US $69.4 million of the Senior Notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries.  The exchange gains and losses on U.S. borrowing not designated as a hedge of its net investment are charged to income as incurred.  This resulted in a foreign exchange gain of $348,000 (2002 gain: $261,000; 2001 loss: $1.4 million).

13.	Segmented Information

The Company conducts business primarily in three metals business segments.

i)	Service center distribution

The Company's network of service centers carries a full line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

ii)	Energy sector distribution

The Company's energy sector distribution operations carry a more specialized and limited product line than the service centers.  These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

iii)	Steel import/export

The Company's steel import/export business primarily imports foreign steel products into Canada and the United States for sale to third party steel service centers and other customers.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a)	Results by business segment:

($000)	2003	2002	2001

Segment Revenues
Service center distribution	$ 922,778	$ 750,878	$ 706,173
Energy sector distribution	297,532	289,623	360,515
Steel import/export	283,579	348,055	321,454

1,503,889	1,388,556	1,388,142
Other	13,201	14,719	14,367

$1,517,090	$1,403,275	$1,402,509

Segment Operating Profits
Service center distribution	$ 37,903	$ 31,516	$ 19,352
Energy sector distribution	13,764	13,612	18,406
Steel import/export	13,380	28,090	14,175

65,047	73,218	51,933
Other income	4,002	5,732	6,177
Corporate expenses	(8,018)	(8,539)	(7,489)

$ 61,031	$ 70,411	$ 50,621

Capital Expenditures
Service center distribution	$ 33,466	$ 11,416	$ 6,639
Energy sector distribution	1,032	1,009	1,347
Steel import/export	77	202	32
Other	304	141	134

$ 34,879	$ 12,768	$ 8,152

Depreciation Expense
Service center distribution	$ 12,747	$ 11,549	$ 10,846
Energy sector distribution	1,126	1,010	1,110
Steel import/export	529	502	148
Other	910	912	889

$ 15,312	$ 13,973	$ 12,993

Identifiable Assets
Service center distribution	$ 501,433	$ 312,999	$ 298,098
Energy sector distribution	144,809	145,670	149,623
Steel import/export	71,436	162,776	112,941

Identifiable assets by segment	717,678	621,445	560,662

Assets not included in segments
Cash	19,008	25,068	17,151
Income tax assets	16,370	12,004	17,950
Deferred financing charges	3,547	4,962	6,177
Other assets	2,840	3,172	3,197
Corporate and other operating assets	31,176	28,943	31,732

Total assets	$ 790,619	$ 695,594	$ 636,869

b)	Results by geographic segment:

($000)	2003	2002	2001

Segment Revenues
Canada	$1,137,906	$ 991,821	$ 941,105
United States	365,983	396,735	447,037

$1,503,889	$1,388,556	$1,388,142

Segment Operating Profits
Canada	$ 55,784	$ 54,899	$ 46,940
United States	9,263	18,319	4,993

$ 65,047	$ 73,218	$ 51,933

Identifiable Assets
Canada	$ 580,955	$ 439,910	$ 425,564
United States	136,723	181,535	135,098

$ 717,678	$ 621,445	$ 560,662

14.	Pensions and Benefits

The Company maintains defined benefit pension plans, post retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components for the Company's pension and benefit expense include the following:

($000)	2003	2002	2001

Defined benefit pension plans
Benefits earned during the year	$1,538	$1,399	$1,237
Interest cost on benefit obligation	3,825	3,639	3,469
Expected return on plan assets	(3,353)	(3,333)	(3,396)
Curtailment loss	225	-	-
Settlement loss	648	-	-
Other	170	208	(110)

3,053	1,913	1,200
Post retirement benefits	112	390	380
Defined contribution plans
Paid during the year	794	834	522

3,959	3,137	2,102
Related to discontinued operations	(462)	(475)	(498)

Pension and benefit expense	$3,497	$2,662	$1,604

The actuarial determinations were based on the following assumptions in each year:

2003	2002	2001

Assumed discount rate -- year end	6.5%	6.5%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 9% (2002: 9%; 2001: 8%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter.  A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $639,000 or a decrease of $571,000 and an increase in net periodic cost of $68,000 or a decrease of $57,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

Pension Plans

Other Benefit Plans

($000)	2003	2002	2003	2002

Reconciliation of accrued benefit obligation
Balance, beginning of the year	$54,808	$55,541	$5,828	$5,605
Acquisition	5,603	-	-	-
Current service cost	1,538	1,399	48	44
Participant contribution	337	351	-	-
Interest cost	3,825	3,639	372	357
Benefits paid	(2,682)	(2,587)	(300)	(273)
Plan amendments	141	92	-	-
Corporate restructuring giving rise to:
Settlement	(3,447)	-	-	-
Curtailment	225	-	(305)	-
Actuarial (gain) loss	364	(3,627)	-	95

Balance, end of the year	$60,712	$54,808	$5,643	$5,828

Reconciliation of fair value of plan assets

Balance, beginning of the year	$45,825	$47,852	$ -	$ -
Acquisition	4,223	-	-	-
Actual return of plan assets	6,310	(1,576)	-	-
Employer contributions	2,322	1,785	300	273
Employee contributions	337	351	-	-
Corporate restructuring giving rise to:
Settlement	(3,447)	-	-
Benefits paid	(2,682)	(2,587)	(300)	(273)

Balance, end of the year	$52,888	$45,825	$ -	$ -

Unamortized amounts
Funded status -- (deficit)	$(7,824)	$(8,983)	$(5,643)	$(5,828)
Unrecognized prior service cost	264	163	-	-
Unamortized net actuarial loss (gain)	2,134	5,534	(473)	(476)

Accrued benefit liability	$(5,426)	$(3,286)	$(6,116)	$(6,304)

As at December 31, 2003 and 2002, five of the Company's pension plans, included in the previous table, had a projected benefit obligation of $42,694,000 (2002: $42,814,000), a fair value of plan assets of $39,092,000 (2002: $37,186,000) and an unfunded obligation of $3,602,000 (2002: $5,628,000).  The closure of Lachine (see Note 3) resulted in a partial settlement and curtailment of one of the Company's plans.  The plan acquired with the Leroux acquisition, which is discussed below, is excluded from these figures.

In 2003, the Company acquired two pension plans as part of the Leroux acquisition.  These plans had assets of $4,223,000 and an accrued benefit obligation of $5,603,000 as of the acquisition date.  The deficit in the plan of $1,380,000 was included in the net assets acquired in the Leroux acquisition.  The year-end discount rate used for this plan was 6.25%.  Also at December 31, 2003, the Company has certain unfunded executive arrangements with an accrued benefit obligation of $4,693,000 (2002: $4,524,000).

The Company expects to contribute approximately $2.3 million to its defined benefit plans and $0.4 million to its other benefit plans in 2004.

The other benefit plans primarily represent obligations to retired employees of sold or closed businesses. Less than 1% of all active employees are entitled to retirement benefits.

($000)	2003	2002

Defined contribution plans
Fair value of plan assets
Canadian plans	$ 5,588	$ 5,142
401(k) U.S. plans	18,181	17,273

$23,769	$22,415

($000)	2003	2002

Plans in the process of being wound up
Fair value of plan assets	$ 2,616	$ 2,455
Projected benefit obligation	-	-

Surplus	$ 2,616	$ 2,455

The plans in the process of being wound up relate to previously discontinued operations. The resolution of the surplus may result in sharing arrangements with employees of those operations.

As at December 31, 2003, approximately 44% of all pension plan assets were invested in equities, 30% in fixed income securities, and 26% in cash and cash equivalents.  The expected return on plan assets is based on historical returns on the Company's Master Trust.  Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents.  The volatility of the markets has caused management to invest a greater percent of the pension plan assets in cash and cash equivalents.  The plan assets are not invested in either derivatives or real estate assets.

15.	Contingencies, Guarantees and Commitments

a)

The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses.  In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b)

The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows:  2004: $8,862,000; 2005: $8,054,000; 2006: $5,991,000; 2007: $4,347,000; 2008: $3,425,000; 2009 and beyond: $6,705,000.  Rental expense on operating leases were as follows:  2003: $10,104,000, 2002: $9,753,000 and 2001: $10,645,000.

c)

The Company is incurring site cleanup and restoration costs related to properties held for resale.  Remedial actions are currently underway at several sites.  The estimated costs of these cleanups have been provided for based on management's best estimates.  Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

16.	United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	2003	2002	2001

Net earnings for the year under Canadian GAAP	$ 18,499	$ 29,236	$ 8,608
Amortization of transitional obligation -- pensions	(561)	(561)	(561)
Goodwill impairment - transitional loss	-	(15,123)	-
Income taxes	-	-	(360)

Net earnings -- U.S. GAAP	17,938	13,552	7,687
Other comprehensive income items:
Change in currency translation adjustment	7,074	425	(2,803)
Tax effect of change in currency translation adjustment	(6,165)	(353)	2,704
Unrealized gain in available for sale securities	262	-	-
Minimum pension liability	1,395	1,762	(5,178)

Comprehensive earnings -- U.S. GAAP	$ 20,504	$ 15,386	$ 2,410

Opening retained earnings and comprehensive earnings
-- U.S. GAAP	$102,250	$ 95,580	$103,016
Dividends on common shares	(11,605)	(6,466)	(7,596)
Dividends on preferred shares	(2,250)	(2,250)	(2,250)
Comprehensive earnings -- U.S. GAAP	20,504	15,386	2,410

Closing retained earnings and comprehensive earnings
-- U.S. GAAP	$108,899	$102,250	$ 95,580

Basic earnings per common share -- U.S. GAAP
-- continuing operations	$ 0.41	$ 0.30	$ 0.14

Fully diluted earnings per common share -- U.S. GAAP
-- continuing operations	$ 0.39	$ 0.29	$ 0.14

Basic earnings per common share -- U.S. GAAP	$ 0.39	$ 0.30	$ 0.14

Fully diluted earnings per common share -- U.S. GAAP	$ 0.37	$ 0.29	$ 0.14

a)

Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards.  In addition, the U.S. standard requires the recognition of an additional minimum pension liability.  Three of the Company's plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

b)

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets.  The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP.  Certain additional disclosures on business combinations are required by the U.S. standard.  These disclosures have been included with the Canadian disclosures (see Note 3) except the pro forma disclosure noted below.

	The following table includes the compilation of the results of the Company in accordance with Canadian GAAP on a pro forma basis as if Acier Leroux had been acquired January 1, 2002.

($000's except per share amounts)	2003		2002

Revenue	$1,683,334		$1,765,181
Net income -- continuing operations	14,588		26,825
Net income	10,184		19,168
Basic earnings per common share -- continuing operations	$ 0.30		$ 0.59
Basic earnings per common share	$ 0.19		$ 0.41

c)

Canadian standards require an adjustment to income when changes in income tax rates have been substantively enacted.  A proposed change in income tax rates resulted in a charge to income of $360,000 for the year ended December 31, 2000.  As at December 31, 2000, this tax rate change had not been enacted as required by the U.S. standards.  In 2001, this proposed change was enacted.

d)

Other cumulative comprehensive income also includes changes in the cumulative translation account of $7.1 million and the taxes of $6.2 million thereon.  This account represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of U.S. denominated assets and liabilities.  The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries (see Note 12).  The change in the cumulative exchange account relating to debt designated as a hedge of the Company's net investment in its foreign subsidiaries is a gain of $25.1 million in 2003 (2002 gain: $1.1 million; 2001 loss: $8.0 million).

e)

The Company has certain available for sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards.

f)

During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure and EITF 02-16 Accounting by a Customer for Certain Consideration Received from a Vendor.  The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004.  The Company has asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The probability weighted cost of removal is not material.

g)

During 2002, FASB issued SFAS 145, Rescission of FASB statements No. 4, 44 and 64 and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which did not expect to have a material impact on the Company's consolidated results of operations, financial position or cash flows.  Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.  The Company implemented this standard for transactions entered into subsequent to December 31, 2002.

h)

On January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138.  SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

i)

U.S. accounting standards do not permit certain subtotals in the cash flow statement such as cash from operating activities.  Accounts receivable includes an allowance for doubtful accounts $4.5 million (2002: $4.4 million).

j)

The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared in accordance with U.S. GAAP.

($000)	2003		2002

Cash	13,372		14,942
Other assets	3,244		2,461
Bank indebtedness	89,575		23,406
Accounts payable	201,484		176,194
Income taxes payable	11,871		9,590
Pension and benefits	5,936		1,179
Shareholders equity	291,051		262,926

In addition to the affect of the GAAP differences noted above, this table reflects reclassification of outstanding cheques from accounts payable and deduction of the shareholder loan (Note 6) from equity.  Cumulative other comprehensive income balances included in the shareholders' equity above are $(7.2 million) (2002: $(9.8 million)).

k)

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities.  The Company expects to adopt this standard in fiscal 2004 and it is not expected to have a material affect on the Company's results of operation, financial position or cash flows.

17.	Subsequent Events

Subsequent to year-end, the Company entered into an agreement to issue 5,000,000 common shares at an issue price of $9.00 per share for net proceeds of $42.7 million.  The Company has also granted the investment dealer an option to purchase an additional 750,000 common shares.  In addition, the Company made an offer to purchase and a consent solicitation to its holders of the 10% Senior Notes due June 1, 2009 whereby in addition to a consent fee of US $20.00 per US $1,000 Note, the Company would repurchase the bonds for a price of US $1,052.50 per US $1,000 Note.  The Company has also announced that it intends to sell on a private placement basis up to US $175 million of Senior Notes and will use these proceeds to repurchase its US $115.6 million 10% Senior Notes, $30 million 8% Debentures and its $30 million Class II Preferred Shares.  Deferred financing costs of $2.6 million will be charged to income as a result of this refinancing.  In addition, the consent fee and redemption premium will result in a one-time charge estimated to be $10.5 million.

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

2003
					Year
	Three Months Ended				Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 367,021	$ 339,756	$ 392,490	$ 417,823	$1,517,090
Earnings from operations ($000)	10,609	10,601	17,245	22,576	61,031
Earnings before taxes ($000)	5,853	5,730	7,185	13,818	32,586
Net earnings
-- continuing operations ($000)	3,587	3,575	4,314	7,811	19,287

Basic earnings per common share
-- continuing operations	$ 0.08	$ 0.08	$ 0.09	$ 0.17	$ 0.43
Adjusted earnings per common
share	$ 0.08	$ 0.08	$ 0.14	$ 0.21	$ 0.51

Market price of common shares
High	$ 5.65	$ 6.00	$ 6.39	$ 8.90	$ 8.90
Low	$ 4.85	$ 4.65	$ 5.20	$ 6.18	$ 4.65
Number of common shares traded	1,841,038	3,918,050	6,237,389	5,016,721	17,013,198

2002
	Three Months Ended				Year Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 325,863	$ 351,523	$ 374,079	$ 351,810	$1,403,275
Earnings from operations ($000)	11,024	19,020	21,848	18,519	70,411
Earnings before taxes ($000)	5,884	14,829	16,108	10,778	47,599
Net earnings ($000)	3,514	9,102	9,980	6,640	29,236

Basic earnings per common share	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71
Adjusted earnings per common
share	$ 0.08	$ 0.21	$ 0.26	$ 0.20	$ 0.75

Market price of common shares
High	$ 4.28	$ 5.49	$ 5.25	$ 5.20	$ 5.49
Low	$ 3.46	$ 4.29	$ 4.10	$ 4.22	$ 3.46
Number of common shares traded	4,294,572	2,354,671	3,208,781	2,149,368	12,007,392